Exhibit 5.1

[Letterhead of Mayer, Brown & Platt]

November 13, 2001

eLoyalty Corporation
150 Field Drive, Suite 250
Lake Forest, Illinois 60045

Re:	eLoyalty Corporation
Registration Statement on Form S-3

Ladies and Gentlemen:

     We have represented eLoyalty Corporation, a Delaware corporation (the “Company”), in connection with the filing of a Registration Statement on Form S-3 (File No. 333-70078) (the “Registration Statement”) with the Securities and Exchange Commission for the purpose of registering the shares of the Company’s 7% Series B Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), issuable upon exercise of rights (the “Rights”) to be distributed to holders of record of the Company’s common stock, par value $0.01 per share (the “Common Stock”), as of the close of business on October 8, 2001.

     In connection with our representation, we have examined such corporate and other records, instruments, certificates and documents as we considered necessary to enable us to express this opinion. Based on the foregoing, it is our opinion that:

     (i)  the shares of Preferred Stock are duly authorized, and when such shares are issued upon the exercise of Rights in accordance with their terms as described in the Registration Statement, such shares will be validly issued, fully paid and nonassessable; and

     (ii)  the shares of Common Stock are duly authorized, and when such shares are issued upon conversion of shares of Preferred Stock in accordance with their terms as described in the Registration Statement, such shares will be validly issued, fully paid and nonassessable.

     We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” therein.

Very truly yours,

MAYER, BROWN & PLATT